PE 1/30/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



15005817

March 13, 2015

Anthony Saldana
Skadden, Arps, Slate, Meagher & Flom LLP
anthony.saldana@skadden.com

Act: 1934
Section:
Rule: 14a-8 (OVS)
Public
Availability: 3-13-15

Re: Devon Energy Corporation
Incoming letter dated January 30, 2015

Dear Mr. Saldana:

This is in response to your letter dated January 30, 2015 concerning the shareholder proposal submitted to Devon by Gimi Giustina. We also have received a letter from the proponent dated February 6, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Gimi Giustina
FISMA & OMB Memorandum M-07-16

March 13, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Devon Energy Corporation
Incoming letter dated January 30, 2015

The proposal relates to stock awards.

There appears to be some basis for your view that Devon may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Devon's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Devon omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Devon relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, February 06, 2015 2:06 PM
To: shareholderproposals
Cc: Anthony.saldana@skadden.com
Subject: Devon Energy Corporation 2015 Annual meeting Stockholders Proposal of Mr Gimi Giustina

Ladies and Gentlemen,

I refer to Mr. Anthony Saldana's letter to me dated January 30, 2015 regarding my stockholder proposal for Devon Energy' 2015 Annual Stockholder's meeting.

With respect to the three points Mr Saldana cites as reasons for excluding my proposal:

Proof of Ownership : I regret to report I did not receive sufficient proof of ownership as set forth to me by Carla Brockman, Devon's VP of Corporate Governance, dated December 15, 2014, in time to comply with the deadline set forth therein. I have since received it. Please let me know if there is still time to submit.

Violaton of Federal Law: I challenge Mr Saldana's faulty interpretation of fair value, as my proposal values the potential stock award at the higher of the average price of the shares repurchased by Devon during the year, or the date of grant. This establishes that with respect to the Devon Corporation, a more conservative approach has been taken in pricing awards to management. Moreover, FASB Topics are "guidance" not law.

Impermissibly Vague and Indefinite So as to be misleading: the very reference by Mr. Saldana to this point is insulting to the reader's intelligence at best, and, at worst, demonstrates an expensive lawyer running the meter in a company of which I have owned shares since 2005. My proposal is designed to be a terse common sense approach to ensure management is careful with shareholders' money when they conduct share repurchases and makes them live with their consequences. Mr. Saldana's letter is designed to be insulting and expensive.

I ask that SEC consider my proposal for the Devon shareholders' meeting.

Please let me know if you wish to further discuss.

Thank you for your consideration.

Sincerely,
Gimi Giustina

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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January 30, 2015

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Devon Energy Corporation 2015 Annual Meeting Stockholders
Proposal of Mr. Gimi Giustina

Ladies and Gentlemen:

We are submitting this letter on behalf of Devon Energy Corporation, a Delaware corporation ("Devon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Devon is seeking to omit a shareholder proposal and supporting statement (the "Proposal") that it received from Mr. Gimi Giustina (the "Proponent") from inclusion in the proxy materials (the "proxy materials") to be distributed by Devon in connection with its 2015 annual meeting of shareholders (the "Annual Meeting"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, we respectfully request that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") not recommend enforcement action against Devon if Devon omits the Proposal in its entirety from the proxy materials.

Devon currently intends to file its 2015 preliminary proxy materials on or about April 10, 2015 and its 2015 definitive proxy materials on or about April 21, 2015. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent as notice of Devon's intent to omit the Proposal from Devon's proxy materials. We will promptly forward to the Proponent any response received from the Staff to this request that the Staff transmits by email or fax only to Devon or us. Further, we take this opportunity to remind the Proponent that under the applicable rules, if the Proponent submits correspondence to the Staff regarding the Proposal, a copy of that correspondence should be concurrently furnished to the undersigned on behalf of Devon.

The Proposal

The Proposal states: "Any prospective stock awards to senior officers and directors should be priced at the greater of the current market price on the day of the award or the average price of stock repurchases made during the fiscal year related to the award."

Bases for Exclusion

For the reasons described in this letter, we respectfully submit that the Proposal may be properly excluded from the proxy materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide requisite proof of continuous stock ownership in response to Devon's proper request for such information. Specifically, the Proponent's submission failed to include verification from a Depository Trust Company ("DTC") participant of the Proponent's ownership for at least one year as of the date the Proponent submitted the Proposal, and the Proponent did not properly respond to Devon's deficiency notice identifying such defects;

- Rule 14a-8(i)(2) because the Proposal, if implemented, would require Devon to violate federal law;

- Rule 14a-8(i)(6) because Devon lacks the power and authority to implement the Proposal; and

- Rule 14a-8(i)(3) and 14a-9 because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

Analysis

I. Rule 14a-8(b) and Rule 14a-8(f)(1) – Insufficient Proof of Ownership

A. Background

The Proponent submitted the Proposal to Devon in a letter dated November 23, 2014, which was postmarked November 28, 2014 and received by Devon on December 3, 2014. *See* Exhibit A. Devon reviewed its stock records, which did not indicate that the Proponent was the record owner of sufficient shares to satisfy the ownership requirements of Rule 14a-8(b). In addition, although the Proponent included with the Proposal some documentary evidence of his ownership of Company shares, the Proponent did not provide evidence sufficient to satisfy the requirements of Rule 14a-8(b).

Specifically, the Proponent's submission failed to provide proper verification of the Proponent's ownership from a DTC participant of the requisite number of Devon shares for at least one year as of November 28, 2014 (the postmark date of the Proposal), nor as of November 23, 2014 (the date of the Proposal). The Proponent included a letter dated November 17, 2014 from Holmquist Wealth Management (the "Holmquist Letter"), stating that the Proponent held Company shares for a continuous one-year period from November 17, 2014, a period that ends six (6) calendar days short of the date of the Proposal and eleven (11) calendar days short of the postmark date of the Proposal. *See* Exhibit A. In addition, as discussed below, Holmquist Wealth Management is not a registered DTC participant.

Accordingly, Devon sought verification from the Proponent of his eligibility to submit the Proposal. Specifically, Devon sent via Federal Express a confirmatory letter, on December 15, 2014, which was within 14 calendar days of Devon's receipt of the Proposal, notifying the Proponent of the requirements of Rule 14a-8 and how to cure the procedural deficiency (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. The Deficiency Notice informed the Proponent that the proof of ownership submitted by the Proponent does not satisfy Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to Devon. The Deficiency Notice stated that sufficient proof of ownership of Company shares must be submitted, and further stated:

- the ownership requirements of Rule 14a-8(b);
- that according to Devon's stock records, the Proponent was not a record owner of Devon's shares;
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b), including the requirement for the statement to verify that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted;
- that the Proponent is required under Rule 14a-8(b) to provide a statement of his intent to continuously hold Devon's securities through the date of the meeting of its shareholders;
- that any response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Deficiency Notice was received; and
- that copies of the shareholder proposal rules set forth in Rule 14a-8, the Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F") and the Staff Legal Bulletin No. 14G (October 16, 2012) ("SLB 14G") were enclosed.

The Deficiency Notice noted that to be a record holder, a broker or bank must be a DTC participant and provided the DTC website address at which the Proponent could confirm whether a particular broker or bank was a DTC participant. It also contained detailed instructions about how to obtain proof from a DTC participant if the Proponent's own broker or bank is not a DTC participant. Specifically, the Deficiency Notice, following the requirements of SLB 14F, stated:

> To be considered a record holder, a broker or bank must be a Depository Trust Company ("DTC") participant. You can determine whether a broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.pdf. If the broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the broker or bank.
>
> If the DTC participant knows the broker or bank's holdings, but does not know the stockholder's holdings, you could satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year - one from the broker or bank confirming the stockholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Devon's postal records confirm delivery of the Deficiency Notice to the Proponent on December 16, 2014. *See* Exhibit C. As of the date of this letter, which is more than 14 days since the date of delivery of the Deficiency Notice, Devon has not received a response to the Deficiency Notice from or on behalf of the Proponent.

B. The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Proof of Ownership To Submit The Proposal.

Devon may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent failed to substantiate his eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the Deficiency Notice. Specifically, the Deficiency Notice requested evidence of the securities ownership requirements of Rule 14a-8(b)(1), which provides (in relevant part) that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c., Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

1. Proof of Ownership for Insufficient Period of Time

Rule 14a-8 requires a stockholder proponent to demonstrate his or her eligibility to submit a proposal for inclusion in a company's proxy materials as of the date the stockholder submits the proposal. SLB 14 makes clear that the difference of even one day between the date of the stockholder's proof of ownership and the date of submission of a stockholder proposal will cause that proof of ownership to be insufficient to demonstrate that a proponent meets the ownership eligibility requirements of Rule 14a-8(b), setting forth the following example:

> "If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal."

In addition, the Staff in both SLB 14F and SLB 14G have highlighted that a common error made by stockholders submitting proposals is a failure to provide proof of ownership for "at least one year by the date you submit the proposal" as required by Rule 14a-8(b)(1) (see SLB 14F, emphasis added by the Staff).

The Staff has repeatedly permitted the exclusion of a stockholder proposal based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1) when the evidence of ownership submitted covers a period of time that falls short of the required one-year period prior to the submission date of the proposal. *See, e.g., O'Reilly Automotive, Inc.* (Feb. 14, 2012) (concurring with the exclusion of a shareholder proposal where the proposal was submitted November 15, 2011 and the record holder's one-year verification was as of November 17, 2010 — a gap of 2 days); *Deere & Company* (Nov. 16, 2011) (concurring with the exclusion of a shareholder proposal where the proposal was submitted September 15, 2011 and the record holder's one-year verification was as of September 12, 2011 — a gap of 3 days); *Verizon Communications Inc.* (Jan. 12, 2011) (concurring with the exclusion of a shareholder proposal where the proposal was submitted November 17, 2010 and the record holder's one-year verification was as of November 16, 2010 — a gap of 1 day); *General Electric Co.* (Oct. 7, 2010) (concurring with the exclusion of a shareholder proposal where the proposal was submitted June 22, 2010 and the record holder's one-year verification was as of June 16, 2010 — a gap of 6 days); *Hewlett-Packard Co.* (July 28, 2010) (concurring with the exclusion of a shareholder proposal where the proposal was submitted June 1, 2010 and the record holder's one-year verification was as of May 28, 2010 — a gap of 5 days); or *International Business Machines Corp.* (Dec. 7, 2007) (concurring with the exclusion of a shareholder proposal where the proposal was submitted on October 22, 2007 and the record holder's one-year verification was as of October 15, 2007 — a gap of 7 days).

In this case, the Proponent dated the Proposal on November 23, 2014 and postmarked the Proposal on November 28, 2014. However, the Holmquist Letter purports to verify that the Proponent held Company stock for a one-year period from November 17, 2014, a period that ends six (6) calendar days short of the date of the Proposal and eleven (11) calendar days short of the date the Proposal was postmarked. Accordingly, the Deficiency Notice the Proponent received on December 16, 2014 specified that the Proponent must provide a written statement verifying that, at the time the Proponent submitted the Proposal, the Proponent had beneficially held the requisite number of shares of Devon common stock continuously for at least the one year period preceding and including the date he submitted the Proposal. The Deficiency Notice also included copies of Rule 14a-8, SLB 14F and SLB 14G. Therefore, as in the aforementioned cases where evidence of ownership submitted by a proponent covered a period of time falling short of the required one-year period, the Proponent in this instance has not satisfied the requirement of Rule 14a-8(b)(2)(i) to provide proof of ownership for the one-year period preceding and including the date the Proposal was submitted.

2. Proof of Ownership from a Non-DTC Participant or Affiliate

In addition, the Staff recently clarified in SLB 14F that proof of ownership letters must come from the "record" holder of the proponent's shares, and that only DTC participants are viewed as record holders of securities that are deposited at DTC. SLB 14F further provides:

> If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year - one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

In *Johnson & Johnson (Recon.)* (Mar. 2, 2012), the company sent the proponent a timely and proper deficiency notice upon receiving a proof of ownership letter from an investment advisor that was not a DTC participant. Even though the proponent responded with a letter from the same investment advisor stating that it had cleared the shares through a DTC participant, the Staff concurred in the exclusion of the stockholder proposal because the proof of ownership did not come in a letter directly from the DTC participant.

In this case, the Proponent was required to provide proof of ownership from a DTC participant or an affiliate of a DTC participant verifying his continuous ownership of Devon's shares for the one-year period including the date of submission. The Proponent provided the Holmquist Letter from Holmquist Investment Management as proof of ownership which, in addition to verifying a deficient ownership period, did not provide verification from a DTC participant or an affiliate thereof. Holmquist Investment

Management is not a DTC participant according to the DTC website,[1] nor does that list contain any other entity having "Holmquist" in its name, such that it may be an affiliate of the entity that provided the Holmquist Letter. Therefore, as was the case in *Johnson & Johnson,* the Proponent in this instance has not satisfied the requirement of Rule 14a-8(b)(2)(i) to provide proof of ownership from a DTC participant.

3. Failure to Provide Statement of Intent to Continuously Hold Shares Through the Date of the Annual Meeting

Rule 14a-8(b)(2) provides that a proponent must provide the company with a written statement that the proponent intends to continue to hold the securities through the date of the meeting of shareholders. Under Rule 14a-8(f)(l), a company may properly exclude a proposal for failing to state this intention if the company, within 14 calendar days of receipt of the proposal, notifies the proponent in writing of the deficiency, and the proponent fails to address the deficiency within 14 days of receipt of the company's notification. Despite timely and specific notice by Devon, the Proponent failed to provide a written statement of intent to continue to hold Devon's securities through the date of the Annual Meeting as specified by Rule 14a-8(b)(2).

The Staff has repeatedly recognized that a company may exclude a proposal under Rule 14a-8(f)(l) when the proponent does not provide a timely, written statement of intent to hold the company's securities as required by Rule 14a-8(b)(2) in response to a specific request for such statement. *See Chevron Corporation* (Jan. 30, 2007); *Washington Mutual, Inc.*(Dec. 31, 2007) and *Exxon Mobil Corporation* (Jan. 23, 2001). For this reason, Devon believes that the Proposal may be excluded from the proxy materials because the Proponent failed to submit any written notification of his intention to hold the securities through the date of the Annual Meeting, even after the Proponent was specifically informed of his obligation to do so.

As discussed, Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. Devon satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which specifically set forth the information above, including (i) guidance regarding the continuous one-year ownership period, (ii) the requirement that verification of ownership must be provided from a DTC participant or an affiliate thereof, and (iii) the requirement that the Proponent provide a statement of his intent to continuously hold Devon's securities through the date of the Annual Meeting. *See* Exhibit B. Devon's records

---

[1] *See http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.pdf.*

indicate that the Deficiency Notice was delivered to the Proponent on December 16, 2014, *see* Exhibit C. As of the date of this letter, which is more than 14 days since the date of delivery of the Deficiency Notice, Devon has yet to receive any further correspondence from the Proponent.

Consistent with the precedent cited above, the Proposal is excludable because, despite receiving timely and proper notice pursuant to Rule 14a-8(f)(1), the Proponent has not provided proof of ownership from a DTC participant that he continuously owned the requisite number of Company shares for the requisite one-year period prior to the date the Proposal was submitted to Devon, as required by Rule 14a-8(b). Moreover, the Proponent has failed to provide a statement of his intention to hold the requisite number of shares through the date of the Annual Meeting. Accordingly, Devon may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. Rule 14a-8(i)(2) - Violation of Federal Law

Rule 14a-8(i)(2) provides that a shareholder proposal may be excluded from a company's proxy materials if the proposal would violate any state, federal or foreign law. Here, Devon cannot implement the Proposal even if approved by its shareholders because the Proposal seeks to implement a pricing methodology for Devon's stock awards that is not in conformity with generally accepted accounting principles ("GAAP"), and therefore would obligate Devon to file reports that are in violation of the Exchange Act and the reporting regulations thereunder.

Rule 4-01 of Regulation S-X, which governs the preparation of financial statements for inclusion in annual reports filed with the Commission pursuant to Section 13(b), provides that financial statements filed with the Commission which are not prepared in accordance with GAAP will be presumed to be misleading or inaccurate. *See Rule 4-01(a)(1) of Regulation S-X.* Moreover, Regulation S-X Rule 4-01(a)(3)(i)(A) clearly states that financial statements of a registrant such as Devon must be prepared according to FASB ASC Topic 718 *Compensation—Stock Compensation* ("FASB Topic 718").

Therefore, as required by Rule 4-01(a) of Regulation S-X and the Financial Accounting Standards Board (the "FASB"), Devon prices its share-based awards to directors, senior officers and employees in accordance with FASB Topic 718. Under such applicable accounting rules, Devon is required to price its share-based awards at their "fair value," as that term is defined in the accounting rules. For restricted stock awards, "fair value" is defined as the closing price of Devon's stock on the award grant date. For performance share units and similar performance-based stock awards, "fair value" is determined using a valuation model, which incorporates into the model historical stock prices, price volatility and interest rates among other inputs. Thus, if Devon were, as the Proposal would require, to price stock awards "at the greater of the current market price on the day of the award or the average price of stock repurchases made during the fiscal year related to the award," Devon's financial statements would not be prepared in accordance with GAAP and FASB Topic 718, and, consequently, the SEC's regulations for the preparation of financial statements.

Because implementation of the Proposal would require Devon to prepare financial statements in violation Rule 4-01(a) of Regulation S-X, Devon respectfully submits that it may properly exclude the Proposal pursuant to Rule 14a-8(i)(2).

III. Rule 14a-8(i)(6) – Absence of Power or Authority

Rule 14(a)-8(i)(6) permits the exclusion of a shareholder proposal if the company would lack the power or authority to implement the proposal. The Staff has confirmed that proposals that would, if implemented, cause a company to breach existing contracts may be omitted from a company's proxy statement under Rule 14a-8(i)(6). In Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"), Section E, the Staff stated: "Proposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement."

Devon lacks the power and authority to implement the Proposal because the Proposal would apply pricing methods to Devon's stock awards that directly conflict with Devon's applicable accounting rules. As discussed above, the Commission and FASB require Devon to prices its share-based awards to directors, senior officers and employees in accordance with accounting rules specified in FASB Topic 718. However, the Proposal's method for pricing awards to directors and senior officers directly conflicts with methodology set forth in FASB Topic 718. Pursuant to FASB Topic 718, Devon is required to price stock awards at their "fair value," as that term is defined in the accounting rules. For restricted stock awards, "fair value" is defined as the closing price of Devon's stock on the award grant date. For performance share units and similar performance-based stock awards, "fair value" is determined using a valuation model, which incorporates into the model historical stock prices, price volatility and interest rates among other inputs. In contrast, the Proposal would require Devon's stock awards to be "priced at the greater of the current market price on the day of the award or the average price of stock repurchases made during the fiscal year related to the award." The Proposal's pricing method would thus require Devon to ignore the FASB accounting rules prescribing the "fair value" pricing methodology, and such action is not within the scope of Devon's power or authority to implement.

The Staff has consistently concurred with the exclusion under Rule 14a-8(i)(6) of Proposals for which a company does not have the power or authority to implement. *See, e.g., AT&T Inc.* (Feb. 9, 2012), (concurring with the exclusion under Rule 14a-8(i)(6) of a proposal that would have required the company to adopt policies on climate change within six months of its prior annual meeting, where the date by which the policies would have had to be adopted had already past); *Intel Corp.* (Feb. 7, 2005) and *General Electric Co.*

(Jan. 14, 2005) (each concurring with exclusion of a proposal requesting that the company always have an independent board chair under Rule 14a8(i)(6) where it "does not appear to be within the power of the board of directors to ensure"); *eBay Inc.* (Mar. 26, 2008) (concurring with the exclusion of a proposal requesting a policy prohibiting the sale of dogs and cats on eBay's affiliated Chinese website, where the website was a joint venture within which eBay did not have a majority share, a majority of board seats, or operational control and therefore could not implement the proposal without the consent of the other party to the joint venture); *Catellus Development Corp.* (Mar. 3, 2005) (concurring with the exclusion of a proposal requesting that the company take certain actions related to property it managed but no longer owned); *AT&T Corp.* (March 10, 2002) (concurring with the exclusion of a proposal requesting a bylaw amendment concerning independent directors that would "apply to successor companies," where the Staff noted that it did "not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal"); and *American Home Products Corp.* (Feb. 3, 1997) (concurring with the exclusion of a proposal requesting that the company include certain warnings on its contraceptive products, where the company could not add the warnings without first getting government regulatory approval).

As in the aforementioned no-action letters, Devon lacks the power or authority to implement the Proposal, and the Proposal is therefore properly excludable under Rule 14a-8(i)(6).

IV. Rule 14a-8(i)(3) and 14a-9 – Impermissibly Vague and Indefinite So As To Be Inherently Misleading

Devon believes that it may also properly omit the Proposal from the proxy materials under Rules 14a-8(i)(3) and 14a-9 because the Proposal is impermissibly vague so as to be misleading. Rule 14a-8(i)(3) provides, in part, that a proposal may be excluded from proxy materials if the proposal is materially false or contains misleading statements. The Staff has taken the position that a shareholder proposal may be excluded from proxy materials under Rule 14a-8(i)(3) if "neither the shareholders voting on the proposal, nor the company implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B.

Devon believes that the Proposal is materially vague and indefinite because it is subject to multiple interpretations. In this regard, the Staff has consistently concurred that a shareholder proposal was sufficiently misleading so as to justify its exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991). *See also Bank of America Corp.* (June 18, 2007) (concurring with the exclusion of a shareholder proposal in reliance on Rule 14a-8(i)(3) calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite").

The Staff has repeatedly concurred in the exclusion of shareholder proposals under Rule 14a-8(i)(3) where critical terms used in the proposal were so inherently vague and indefinite that shareholders voting on the proposal would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal were enacted. *See, e.g., AT&T Inc.* (Feb. 21, 2014) (concurring in the exclusion of a proposal requesting that the board review the company's policies and procedures relating to the "directors' moral, ethical and legal fiduciary duties and opportunities," where the phrase "moral, ethical and legal fiduciary" was not defined or meaningfully described); *Moody's Corp.* (Feb. 10, 2014) (concurring in the exclusion of a proposal requesting that the board report on its assessment of the feasibility and relevance of incorporating ESG risk assessments into the company's credit rating methodologies, where the proposal did not define "ESG risk assessments"); *PepsiCo, Inc. (Steiner)* (Jan. 10, 2013) (concurring in the exclusion of a proposal requesting a policy that, in the event of a change of control, there would be no acceleration in the vesting of future equity pay to senior executives, provided that any unvested award may vest on a pro rata basis, where, among other things, it was unclear how the pro rata vesting should be implemented).

The Staff has also consistently concurred that a shareholder proposal relating to executive compensation may be excluded under Rule 14a-8(i)(3) where aspects of the proposal are ambiguous, thereby resulting in the proposal being so vague or indefinite that it is inherently misleading. In *General Motors Corp.* (Mar. 26, 2009), the Staff concurred in the exclusion of a proposal to "eliminate all incentives for the CEOs and the Board of Directors," where the proposal did not define "incentives." Similarly, in *The Boeing Co. (Recon.)* (Mar. 2, 2011), the Staff granted no-action relief under Rule 14a-8(i)(3) in excluding a shareholder proposal requesting that senior executives relinquish preexisting "executive pay rights," where "the proposal does not sufficiently explain the meaning of 'executive pay rights' and ... as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See also Verizon Communications Inc.* (Feb. 21, 2008) (proposal requesting that the board adopt a new senior executive compensation policy incorporating criteria specified in the proposal, where the proposal failed to define critical terms such as "Industry Peer group" and "relevant time." *See also General Electric Company* (Jan. 21, 2011) (proposal requesting that the compensation committee make specified changes to compensation was vague and indefinite because, when applied to the company, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); *Prudential Financial, Inc.* (Feb. 16, 2006) (proposal requesting that the board of directors seek shareholder approval for certain compensation programs failed to define critical terms, was subject to conflicting interpretations and was likely to confuse shareholders); and *General Electric Company* (Jan. 23, 2003) (proposal seeking an individual cap on salaries and benefits of one million dollars failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal).

As in the above-cited cases, the Proponent has failed to define critical terms in his Proposal. Devon cannot determine with reasonable certainty what actions or measures the Proposal requires, and believes that its shareholders would be faced with the same dilemma, and would have different views on what the Proposal requires. In particular, the Proposal does not define the term "stock awards" and leaves it open to multiple interpretations. It is unclear which type of "stock awards" the Proposal involves (*e.g.*, stock options, restricted stock, and/or restricted stock units?). Moreover, the Proposal refers to the stock awards of "senior officers" but fails to define such term. Thus, it is not clear from the Proposal which "senior officers" the Proposal would apply to (*e.g.*, "executive officers" or "named executive officers" as the terms are used under the Exchange Act, or some other category of officers?) Finally, the Proponent fails to define the term "current market price" and instead leaves the term open to multiple interpretations (*e.g.*, does the term refer to the daily low, high, or average stock price, or some other measure of "current market price"?).

Rather than limiting itself to a well-defined proposal that would be easily understood by Devon and its shareholders, the Proponent has opted to submit an open-ended Proposal that is vague, indefinite and subject to interpretation. Neither shareholders voting on the Proposal nor Devon implementing the Proposal would be able to determine with reasonable certainty how to implement the Proposal's pricing provisions for "prospective stock awards." Due to the vague and indefinite nature of the Proposal, we respectfully submit that Devon may properly omit the Proposal from the proxy materials under Rule 14a-8(i)(3) and Rule 14a-9.

Conclusion

For the reasons stated above, we respectfully request that the Staff not recommend any enforcement action if Devon excludes the Proposal from the proxy materials. If the Staff disagrees with Devon's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position.

If you have any questions with respect to this matter, please do not hesitate to contact me at the email address and telephone number appearing on the first page of this letter.

Very truly yours,



Anthony Saldana

cc: Carla Brockman
Vice President, Corporate Governance and Secretary
Devon Energy Corporation

Gimi Giustina

FISMA & OMB Memorandum M-07-16

Index to Exhibits

Exhibit	Description
A	Proposal, dated November 23, 2014, and Holmquist Letter, dated November 17, 2014
B	Deficiency Notice, dated December 15, 2014
C	FedEx Delivery Confirmation for Deficiency Notice

EXHIBIT A

(see attached)

EXHIBIT A

Corporate Governance
REC'D
DEC 03 2014

November 23, 2014

Gimi Giustina

FISMA & OMB Memorandum M-07-16

Corporate Secretary
Devon Energy
333 W. Sheridan Avenue
OKLAHOMA CITY, OK 73102
Re: 2014 Proxy – Shareholder Proposal

Dear Sirs,

Background: I have been shareholder in Devon Energy since 2000.

Resolved: Any prospective stock awards to senior officers and directors should be priced at the greater of the current market price on the day of the award or the average price of stock repurchases made during the fiscal year related to the award.

Supporting Statements: Management should be prepared to personally "eat" the shares at the same price they use precious shareholder money to buy shares in the open market.

Moreover, buying back shares is not "returning capital to shareholders" – it is returning capital to certain shareholders – more accurately, it is relieving broker dealer inventories, the very broker dealers who are likely to be involved in facilitating short sales of our company stock.

It appears management may buyback stock without any compensation consequences, should the price paid for the shares prove ill timed.

I respectfully request acknowledgement of this communication. I may be contacted during business hours EST at ***FISMA & OMB Memorandum M-07-16*** or in the evening at ***FISMA & OMB Memorandum M-07-16*** if you have any questions.

Sincerely,



Gimi Giustina
Individual Investor



HOLMQUIST
WEALTH MANAGEMENT

November 17, 2014

Devon Energy
333 W. Sheridan Avenue
Oklahoma City, OK, 73102

To whom it may concern:

In his Individual Retirement Account No. ***FISMA & OMB Memorandum M-07-16*** our client, Gimi Giustina, owns 200 shares of Devon Energy ("DVN") common stock as follows:

- 100 shares, purchased 10-12-2000
- 100 shares, purchased 7-25-2001

He has owned these shares continuously in this account since their purchase.

Sincerely,



John W. Holmquist
President

17409 Marquardt Avenue, Suite C-1 Cerritos, CA 92703-9072 Toll Free: 888-2[illegible]-8558 Fax: 562-724-9661
[illegible]

EXHIBIT B

(see attached)

EXHIBIT B



Carla D. Brockman
Vice President Corporate Governance
and Secretary
405 552 7979 Phone
405 552 8171 Fax
Carla.Brockman@dvn.com

December 15, 2014

BY E-MAIL AND FEDERAL EXPRESS

Gimi Giustina

FISMA & OMB Memorandum M-07-16

RE: Notice of Deficiency

Ladies and Gentlemen:

I am writing to acknowledge receipt on December 3, 2014 of your shareholder proposal (the "Proposal") submitted to Devon Energy Corporation ("Devon") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), for inclusion in Devon's proxy materials for the 2015 Annual Meeting of Stockholders (the "Annual Meeting"). Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Devon's common stock for at least one year prior to the date that the proposal is submitted. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Our records indicate that you are not a registered holder of Devon common stock, and the proof of ownership you submitted does not establish that you have satisfied Rule 14a-8's ownership requirements. In particular, your Proposal was dated November 23, 2014 and the accompanying letter you submitted from Holmquist Wealth Management (which was dated November 17, 2014) confirmed the ownership of 200 shares of Devon common stock only through November 17, 2014. As a result, there is a gap in the period of ownership covered by the letters you submitted which establishes a continuous one-year period of ownership preceding and including November 17, 2014, rather than through November 23, 2014.

Additionally, if you intend to demonstrate ownership by submitting a written statement from the record holder of your shares in accordance with the provisions of Rule 14a-8(b)(2)(i), please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (such securities held through DTC typically being registered in the name of DTC's nominee, Cede & Co.). Under SEC Staff Legal Bulletin Nos. 14F and 14G (enclosed with this letter as Exhibit B and Exhibit C hereto, respectively), only DTC participants are viewed as record holders of securities that are deposited at DTC, and proof of ownership for purposes of Rule 14a-8 of such securities can be provided only by the applicable DTC participant or an affiliate of such DTC participant.

I note that Holmquist Wealth Management is not a participant in the DTC or an affiliate of a DTC participant. In order to determine if the bank or broker holding your shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.pdf. If the bank or broker holding your shares is not a DTC participant, you also will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking your broker or bank. If the DTC participant knows your broker or bank's holdings, but does not know your holdings, you can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the Proposal was submitted, the required amount of shares were continuously held for at least one year - one from your broker or bank confirming your ownership, and the other from the DTC participant, or DTC participants to the extent your shares were held by multiple DTC participants during such period, confirming the broker or bank's ownership. For additional information regarding the acceptable methods of proving your ownership of the minimum number of shares of Devon common stock, please see Rule 14a-8(b)(2) in Exhibit A.

Accordingly, please provide a written statement from the record holder of your shares and a participant in the DTC, or an affiliate of a DTC participant, verifying that, at the time you submitted the Proposal (November 23, 2014), you had beneficially held the requisite number of shares of Devon common stock continuously for at least the one year period preceding and including November 23, 2014.

Finally, you have not included with the Proposal a written statement that complies with Rule 14a-8 that you intend to continue ownership of the requisite number of shares of Devon common stock through the date of the Annual Meeting. Please provide such statement in addition to the written statements requested in the preceding paragraph.

The SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter. Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Devon reserves the right to seek relief from the SEC as appropriate.

Very truly yours,



Carla D. Brockman
Vice President, Corporate Governance
and Secretary

Enclosures

EXHIBIT A

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can

verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders

under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media /Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

EXHIBIT C

(see attached)

Pages 39 through 40 redacted for the following reasons:
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FISMA & OMB Memorandum M-07-16